VIEW SYSTEMS, INC.

June 2, 2009

Mr. Robert S. Littlepage

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

View Systems, Inc.

Item 4.01 Form 8-K

Filed May 19, 2009

File No. 0-30178

Dear Mr. Littlepage:

Thank you for your comment letter dated May 27, 2009.  The following are View Systems, Inc.’s (the “Company,” “we”, or “our”) responses to your comments.  We are filing Form 8-K/A at the same time that this letter is being filed.

Our response below reflects the changes made in the amendment to comply with Staff’s comment letter.

Form 8-K

Item 4.01

1       Amend Item 4.01(a) of Form 8-K to cover the past two years and the interim period from the date of the last audited financial statements to May 14, 2009, the date of resignation of your former accountant.  See Item 304(a)(1)(iv) of Regulation S-K. Include an updated letter from your former accountant addressing the revised disclosures in the amendment.

Response:

We have revised Item 4.01(a) as follows:

(a)   Previous Independent Auditors:

(i) On May 14, 2009, Davis, Sita & Company, P.A. resigned as our independent accountant engaged as the principal accountant to audit or financial statements.

(ii) Davis, Sita & Company, P.A.’s accountant’s report on the financial statements for either of the past two fiscal years did not contain an adverse opinion or a disclaimer of opinion, nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles, but with the exception that, in its reports on the Company’s financial statements for the years ended December 31,

2008 and December 31, 2007, Davis, Sita & Company, P.A. reported that the Company’s financial statements have been prepared assuming that the Company will continue as a going concern. As the certifying accountant’s opinion pertained to the year ended December 31, 2008, the reason for this opinion was that the Company has incurred ongoing operating losses and does not currently have financing commitments in place to meet expected cash requirements through 2008. In addition, certain notes payable have come due and the note holders have demanded payment. In the opinion of Davis, Sita & Company, P.A., these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

(iii) In connection with its review of the Company’s financial statements during the Company's two most recent fiscal years and any subsequent interim period preceding its resignation, there have been no disagreements with Davis, Sita & Company, P.A. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Davis, Sita & Company, P.A.  would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

(iv) During the two most recent audit periods, and through the date of Davis, Sita & Company, P.A.’s resignation, there have been no reportable events with the Company as set forth in Item 304(a)(i)(v) of Regulation S-K.

(v) The Company requested that Davis, Sita & Company, P.A. furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements.  A copy of such letter is filed as Exhibit 16.1 to this Form 8-K/A.

We also have furnished an updated letter from our former accountant addressing our amended Form 8-K as an exhibit to the amendment.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s Gunther Than

Gunther Than

President